Exhibit 12.2

ENTERTAINMENT PROPERTIES TRUST

COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Year Ended December 31,
	2010		2009		2008		2007		2006
Earnings:

Income before gain on sale of land, gain on acquisition, equity in income from joint ventures, noncontrolling interests and discontinued operations (1)	$106,612		$30,871		$126,779		$97,077		$80,521
Fixed charges before preferred distributions	75,222		66,422		65,697		56,968		49,092
Distributions from equity investments	2,482		986		2,262		1,239		874
Capitalized interest	(383)		(600)		(797)		(494)		(100)

Adjusted Earnings	$183,933		$97,679		$193,941		$154,790		$130,387

Fixed Charges:

Interest expense, net (including amortization of deferred financing fees)	$74,802		$65,747		$63,990		$56,097		$48,866
Interest income	37		75		910		377		126
Capitalized interest	383		600		797		494		100
Preferred distributions	30,206		30,206		28,266		21,312		11,857

Combined Fixed Charges and Preferred Distributions	$105,428		$96,628		$93,963		$78,280		$60,949

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.7	x	1.0	x	2.1	x	2.0	x	2.1	x

(1)	Earnings before gain on sale of land, gain on acquisition, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2010 includes $0.5 million in impairment charges for other assets and $0.7 million in provision for loan losses. Earnings before gain on sale of land, gain on acquisition, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2009 includes $6.4 million in impairment charges for properties held and used and $71.0 million in provision for loan losses.